# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Haleon plc, CIK 0001900304
CUSIP: 405552100
Title of class of securities: Ordinary Shares, nominal value GBP0.01 per share
Address of issuer's principal executive offices: Building 5, First Floor, The Heights, Weybridge, Surrey, United Kingdom (X0), KT13 0NY
Date of event which requires filing of this statement: 03/21/2025
Filed by CIK 0000078003
Persons authorized to receive notices and communications: Margaret M. Madden, Esq., Pfizer Inc., 66 Hudson Boulevard East, New York, New York (NY), 10001, 212-733-2323; Jacob A. Kling, Esq., Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, 212-403-1000

## Reporting persons
- Pfizer Inc. (CIK 0000078003): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The CUSIP on the cover page applies to the American Depositary Shares, each representing two Ordinary Shares, of Haleon plc (the "Issuer"). No CUSIP has been assigned to the Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP0.01 per share
Name of issuer: Haleon plc
Address of issuer's principal executive offices: Building 5, First Floor, The Heights, Weybridge, Surrey, United Kingdom (X0), KT13 0NY
Comment:
Explanatory Note

The following constitutes Amendment No. 15 ("Amendment No. 15") to the Schedule 13D filed with the SEC by Pfizer Inc. ("Pfizer" or the "Reporting Person") on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023, Amendment No. 2 on May 15, 2023, Amendment No. 3 on September 11, 2023, Amendment No. 4 on October 10, 2023, Amendment No. 5 on January 19, 2024, Amendment No. 6 on March 19, 2024, Amendment No. 7 on March 22, 2024, Amendment No. 8 on July 29, 2024, Amendment No. 9 on October 1, 2024, Amendment No. 10 on October 3, 2024, Amendment No. 11 on January 16, 2025, Amendment No. 12 on January 21, 2025, Amendment No. 13 on Februrary 27, 2025 and Amendment No. 14 on March 20, 2025 (the "Schedule 13D"). This Amendment No. 15 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The filing of this Amendment No. 15 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person, as the Reporting Person beneficially owns less than five percent of the Ordinary Shares of the Issuer.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: No amendment to this Item is being made.
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to this Item is being made.

## Item 4. Purpose of Transaction
Purpose of transaction:
The last sentence of Item 4 of the Schedule 13D is hereby superseded as follows:

Following the closing of the March 2025 Secondary Offering and the March 2025 Share Buyback (each as defined in Item 6), Pfizer ceased to beneficially own Ordinary Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first and second paragraphs of Item 5 of the Schedule 13D are hereby superseded by the following paragraphs:

As of the date of this Schedule 13D, following the closing of the March 2025 Secondary Offering and the March 2025 Share Buyback, Pfizer is the beneficial owner of zero Ordinary Shares, which represents 0.0% of the Issuer's outstanding Ordinary Shares.

The number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote is zero. The number of Ordinary Shares as to which the Reporting Person shares the power to vote or direct the vote is zero. The number of Ordinary Shares as to which the Reporting Person has the sole power to dispose or direct the disposition is zero. The number of Ordinary Shares as to which the Reporting Person shares the power to dispose or direct the disposition is zero.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: No amendment to this Item is being made.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 21, 2025, following the closing of the March 2025 Secondary Offering and the March 2025 Share Buyback, the Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The last two paragraphs set forth under the caption "July 2024 Share Purchase Deed" within Item 6 of the Schedule 13D are hereby superseded by the paragraphs set forth below under the caption "July 2024 Share Purchase Deed," and the information set forth under the caption "March 2025 Secondary Offering" within Item 6 of the Schedule 13D is hereby superseded as set forth below under the caption "March 2025 Secondary Offering."

July 2024 Share Purchase Deed

Subject to the terms and conditions of the July 2024 Share Purchase Deed, in connection with the March 2025 Secondary Offering, the Issuer purchased Ordinary Shares from Pfizer, and Pfizer sold Ordinary Shares to the Issuer, having an aggregate purchase price of approximately GBP170 million (approximately $220 million at the pricing of the March 2025 Secondary Offering) (such transaction, the "March 2025 Share Buyback"). The purchase price per Ordinary Share in the March 2025 Share Buyback was equal to the offering price per Ordinary Share in the March 2025 Secondary Offering. Accordingly, a total of approximately 44 million Ordinary Shares were repurchased by the Issuer pursuant to the March 2025 Share Buyback. The March 2025 Share Buyback was conditioned on, among other things, the closing of the March 2025 Secondary Offering. The March 2025 Share Buyback closed on March 21, 2025.

The foregoing description of the July 2024 Share Purchase Deed does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as Exhibit 99.1 to Amendment No. 8 and is incorporated by reference herein.

March 2025 Secondary Offering

On March 18, 2025, Pfizer, as the seller, entered into a secondary block trade agreement (the "March 2025 Block Trade Agreement") with Citigroup Global Markets Limited, Goldman Sachs International, Merrill Lynch International, Deutsche Bank AG, acting through its London Branch (which is trading for these purposes as Deutsche Numis), and Barclays Bank PLC as the lead managers (the "Lead Managers"), and the additional managers named therein (together with the Lead Managers, the "Managers"), pursuant to which the Lead Managers agreed, severally and not jointly or jointly and severally, to use their respective reasonable endeavors to procure purchasers for up to 661,709,764 Ordinary Shares (or such other number as agreed between Pfizer and the Lead Managers) at a price to be determined pursuant to an accelerated bookbuilding process (the "March 2025 Secondary Offering"), and the Managers excluding the Lead Managers agreed, severally and not jointly or jointly and severally, to act as co-managers in connection with the March 2025 Secondary Offering. Pursuant to the terms of sale dated March 19, 2025 (the "Terms of Sale"), 617,553,920 Ordinary Shares were sold at a price of 385 pence (approximately $5.01 at the pricing of the March 2025 Secondary Offering) per Ordinary Share. Such Ordinary Shares were sold in an unregistered offering pursuant to exemptions from registration under the Securities Act of 1933, as amended. The March 2025 Secondary Offering closed on March 21, 2025.

The foregoing descriptions of the March 2025 Block Trade Agreement and the Terms of Sale do not purport to be complete and are qualified in their entirety by reference to the actual terms of such agreements, which are filed as Exhibit 99.2 and Exhibit 99.3 to Amendment No. 14 and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Share Purchase Deed, dated as of July 29, 2024, by and between Pfizer Inc. and the Issuer (incorporated by reference to Exhibit 99.1 to Amendment No. 8).

99.2 Secondary Block Trade Agreement, dated as of March 18, 2025, by and among Pfizer Inc., Citigroup Global Markets Limited, Goldman Sachs International, Merrill Lynch International, Deutsche Bank AG, acting through its London Branch (which is trading for these purposes as Deutsche Numis), Barclays Bank PLC, RBC Europe Limited, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc and Independence Point Securities LLC (incorporated by reference to Exhibit 99.2 to Amendment No. 14).

99.3 Terms of Sale, dated as of March 19, 2025, by and among Pfizer Inc., Citigroup Global Markets Limited, Goldman Sachs International, Merrill Lynch International, Deutsche Bank AG, acting through its London Branch (which is trading for these purposes as Deutsche Numis), Barclays Bank PLC, RBC Europe Limited, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc and Independence Point Securities LLC (incorporated by reference to Exhibit 99.3 to Amendment No. 14).

## Signatures
- Pfizer Inc.: /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (03/24/2025)